CUSIP No. 69811Q106	Schedule 13D/A	Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

PANACOS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

69811Q106

(CUSIP Number)

December 6, 2005

(Date of Event Which Requires Filing of this Statement)

Ford S. Worthy, Esq.

A.M. Pappas & Associates, L.L.C.

7030 Kit Creek Road

P.O. Box 110287

Research Triangle Park, North Carolina 27709

(919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69811Q106	Schedule 13D/A	Page 2 of 12 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). A. M. Pappas & Associates, LLC 56-1990526
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 2,695,953 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 2,695,953 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,953
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.47% (1)
14)	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 49,215,244 shares outstanding as of November 4, 2005, as reported on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2005, and on 4,523 shares issuable upon exercise of options and 28,125 shares issuable upon exercise of a warrant, each of which are exercisable within sixty days of December 6, 2005, by the reporting person. This share number reflects the 1-for-10 reverse split of the Company’s common stock approved by the Board of Directors on March 14, 2005.

CUSIP No. 69811Q106	Schedule 13D/A	Page 3 of 12 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). AMP&A Management, LLC 56-2117595
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 2,691,430 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 2,691,430 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,430
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.46% (2)
14)	TYPE OF REPORTING PERSON (See Instructions) PN

(2)	Based on 49,215,244 shares outstanding as of November 4, 2005, as reported on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2005, and on 28,125 shares issuable upon exercise of a warrant, which is exercisable within sixty days of December 6, 2005, by the reporting person. This share number reflects the 1-for-10 reverse split of the Company’s common stock approved by the Board of Directors on March 14, 2005.

CUSIP No. 69811Q106	Schedule 13D/A	Page 4 of 12 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). A.M. Pappas Life Science Ventures I, L.P. 56-2109650
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 2,691,430 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 2,691,430 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,430
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.46% (3)
14)	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Based on 49,215,244 shares outstanding as of November 4, 2005, as reported on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2005, and on 28,125 shares issuable upon exercise of a warrant, which is exercisable within sixty days of December 6, 2005, by the reporting person. This share number reflects the 1-for-10 reverse split of the Company’s common stock approved by the Board of Directors on March 14, 2005.

CUSIP No. 69811Q106	Schedule 13D/A	Page 5 of 12 Pages

Item 1. Security and Issuer

Common Stock, $0.01 par value per share, of Panacos Pharmaceuticals, Inc., formerly V.I. Technologies, Inc. (the “Company”), 134 Coolidge Avenue, Watertown, MA 02472.

Item 2. Identity and Background

This statement is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of A.M. Pappas & Associates, LLC (“Pappas”), AMP&A Management, LLC (“Management Co.”) and A.M. Pappas Life Science Ventures I, L.P. (the “Fund”, and collectively, the “Reporting Persons”). Management Co. is the general partner of the Fund and has a management agreement with Pappas whereby Pappas provides management services for the Fund.

Pappas’ principal business office address is 7030 Kit Creek Road, Research Triangle Park, North Carolina 27709. Management Co.’s principal business office address is c/o A.M. Pappas & Associates, LLC, 7030 Kit Creek Road, Research Triangle Park, North Carolina 27709. The Fund’s principal business office address is c/o A.M. Pappas & Associates, LLC, 7030 Kit Creek Road, Research Triangle Park, North Carolina 27709.

During the last five years, none of the Reporting Persons nor any of their respective managing members or general partners, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As a result of the merger of the Company and Panacos Pharmaceuticals, Inc. (“Panacos”) effective as of March 11, 2005 (the “Merger”) and a private placement by the Company on March 11, 2005 (the “Private Placement”), the Fund acquired an aggregate of 61,676,143 shares of common stock of the Company and a warrant to purchase 281,250 shares of common stock of the Company. As a result of the Merger, Pappas received options to purchase an aggregate of 50,644 shares of the Company’s stock upon conversion of options to purchase Panacos common stock.

At the effective time of the Merger, each stockholder of Panacos received shares of common stock of the Company at a ratio of 6.75275 shares of the Company’s common stock per each issued and outstanding share of Panacos’ common or preferred stock. On the effective date of the Merger, the closing price of the Company’s common stock was $0.73.

The source of the funds used in the Private Placement was the working capital of the Fund, the record owner of the securities purchased in the Private Placement.

CUSIP No. 69811Q106	Schedule 13D/A	Page 6 of 12 Pages

Item 4. Purpose of Transaction

On June 2, 2004, the Company, Panacos and certain stockholders of Panacos entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Panacos merged with and into the Company and each issued and outstanding share of Panacos’ common or preferred stock (other than treasury shares and shares held directly or indirectly by Company) was converted into the right to receive 6.75275 shares of the Company’s common stock on March 11, 2005, the effective date of the Merger. The Fund received 61,051,143 shares of the Company’s common stock as a result of the Merger Agreement. In the Merger, Pappas received options to purchase an aggregate of 50,644 shares of the Company’s stock upon conversion of options to purchase Panacos stock, of which options to purchase 45,235 shares (on a pre-reverse split basis) were vested within sixty days of September 15, 2005. Pursuant to the Merger Agreement, the Board of Directors of the Company was increased from eight to nine directors, two directors of the Company resigned, two directors of Panacos, including Eric W. Linsley of A.M. Pappas & Associates, LLC, became directors of the Company and one director nominated by the investors in the Private Placement became a director of the Company.

On December 9, 2004, the Company and the purchasers listed therein, including the Fund, entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, on March 11, 2005 the Company issued $20,000,000 worth of shares of its common stock, at a per share price equal to $0.20 per share, and warrants to purchase 0.45 times the number of shares of its common stock issued in the Private Placement, exercisable for a five-year period from the date of issuance at a price of $0.24 per share. Pursuant to the Purchase Agreement, the Fund acquired 625,000 shares of the Company’s common stock and warrants to purchase 281,250 shares of the Company’s common stock.

The foregoing summaries of the Merger Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements each of which is attached as an annex to the Schedule 14A filed on February 15, 2005 by the Company.

On March 14, 2005, the Company’s Board of Directors approved a 1-for-10 reverse split of the Company’s common stock. All warrants, options and common stock outstanding at the time of the split, including common stock issued pursuant to the Merger Agreement and common stock and warrants issued pursuant to the Purchase Agreement, were also adjusted by the ratio.

On March 21, 2005, the Fund distributed 380,000 shares of the Company’s common stock to its partners for no consideration. Management Co. received 9,324 shares of the Company’s common stock as a result of such distributions, and subsequently distributed, for no consideration, 5,361 of such shares to its members.

On June 24, 2005, the Fund distributed 500,000 shares of the Company’s common stock to its partners for no consideration. Management Co. received 12,273 shares of the Company’s common stock as a result of such distributions, and subsequently distributed, for no consideration, 7,059 of such shares to its members.

CUSIP No. 69811Q106	Schedule 13D/A	Page 7 of 12 Pages

On August 5, 2005, the Fund distributed 920,148 shares of the Company’s common stock to its partners for no consideration. Management Co. received 202,095 shares of the Company’s common stock as a result of the August 8, 2005 distribution, and subsequently distributed, for no consideration, all 211,272 shares Management Co. held on August 5, 2005 to its members. Pappas received 106,732 shares of the 211,272 shares distributed by Management Co. Between August 5, 2005 and August 9, 2005 Pappas sold 90,918 shares on the open market.

On September 9, 2005, the Fund distributed 600,000 shares of the Company’s common stock to its partners for no consideration. Management Co. received 190,310 shares of the Company’s common stock as a result of the September 9, 2005 distribution, and subsequently distributed, for no consideration, all 190,310 shares Management Co. held on September 9, 2005 to its members. Pappas received 93,034 shares of the 190,310 shares distributed by Management Co. On September 9, 2005 Pappas sold 108,848 shares on the open market.

Between September 12 and September 13, 2005, the Fund sold 104,201 shares on the open market. Between September 14 and September 16, 2005, the Fund sold 400,000 shares on the open market.

On December 6, 2005, the Fund sold 600,000 shares on the open market.

The Reporting Persons acquired beneficial ownership of the shares for the purpose of investment only and may elect to dispose or otherwise transfer such shares from time to time, as permitted under contract or applicable law. Except to the extent that it is customary for the director designated by Pappas to do so, the Reporting Persons have no intention to influence or direct the Company’s affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above and except for dispositions or distributions of the stock from the Reporting Persons to their partners that may occur in the ordinary course of business, neither the Reporting Persons, nor to the best of their knowledge, any managing member or general partner of the Reporting Persons, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

CUSIP No. 69811Q106	Schedule 13D/A	Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

Pappas incorporates herein by reference its responses to (7) - (11) and (13) on page 2 of this Schedule 13D/A. As of December 6, 2005, Pappas does not directly own any shares. However, Pappas beneficially owns 4,523 shares issuable upon exercise of options held in its individual capacity. Pappas may be attributed with beneficial ownership of 2,663,305 shares and a warrant to purchase 28,125 shares of the Company’s common stock held by the Fund. Pappas is a Managing Member of Management Co., which is the General Partner of the Fund.

Management Co. incorporates herein by reference its responses to (7) - (11) and (13) on page 3 of this Schedule 13D. Management Co. may be attributed with beneficial ownership of 2,663,305 shares and warrants to purchase 28,125 shares of the Company’s common stock held by the Fund. Management Co. is the General Partner of the Fund.

The Fund incorporates herein by reference its responses to (7) - (11) and (13) on page 4 of this Schedule 13D. The Fund owns 2,663,305 shares and a warrant to purchase 28,125 shares of the Company’s common stock in its individual capacity.

(b) Number of shares as to which such person has:

(i) Power to vote:

Due to its arrangements with the Fund, Pappas’s investment committee has the sole voting power over 2,663,305 shares of the Company’s common stock and shares issued upon exercise of a warrant to purchase 28,125 shares of the Company’s common stock held by the Fund. In addition, Pappas has the sole voting power, upon exercise, over 4,523 shares issuable upon conversion of options that are owned in its individual capacity.

(ii) Power to Dispose:

Due to its arrangements with the Fund, Pappas’s investment committee has the sole power to dispose or direct the disposition of 2,663,305 shares of the Company’s common stock and shares issued upon exercise of a warrant to purchase 28,125 shares of the Company’s common stock held by the Fund. In addition, Pappas has the sole power to dispose or direct the disposition of 4,523 shares issuable upon conversion of options that are owned in its individual capacity.

(c) Transactions during the past 60 days.

Other than as described in Item 4, the Reporting Persons have not acquired or disposed of any shares of common stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such

CUSIP No. 69811Q106	Schedule 13D/A	Page 9 of 12 Pages

persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Lock-up Agreement. On September 28, 2005, the Fund entered into a lock-up agreement with SG Cowen & Co., LLC and Bear, Stearns & Co. Inc., as representatives of the underwriters, in connection with a secondary offering of the Company’s common stock. Under terms of the lock-up agreement, the Fund cannot directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any shares of the Company’s common stock, or securities convertible into or exercisable or exchangeable for the Company’s common stock, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the beneficially owned shares or securities convertible into or exercisable or exchangeable in the Company’s common stock or (iii) engage in any short selling of the Company’s common stock for a period of 90 days following the date of the final prospectus supplement, which was October 5, 2005. However, the lock-up agreement included an early release clause whereby the Fund could sell up to 600,000 shares of the Company’s common stock after 60 days following the date of the final prospectus supplement.

Item 7. Material to be Filed as Exhibits

Exhibit 99.01*	Joint Filing Agreement between A.M. Pappas & Associates, LLC, AMP&A Management, LLC and A.M. Pappas Life Science Ventures I, L.P.

Exhibit 99.02*	Agreement and Plan of Merger among V. I. Technologies, Inc., Panacos Pharmaceuticals, Inc. and certain other stockholders of Panacos Pharmaceuticals, Inc., dated June 2, 2004 (incorporated herein by reference to Annex A to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.03*	Amendment No. 1 to Agreement and Plan of Merger, dated November 5, 2004 (incorporated herein by reference to Annex B to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.04*	Amendment No. 2 to Agreement and Plan of Merger, dated November 28, 2004 (incorporated herein by reference to Annex C to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.05*	Amendment No. 3 to Agreement and Plan of Merger, dated December 8, 2004 (incorporated herein by reference to Annex D to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.06*	Amendment No. 4 to Agreement and Plan of Merger, dated February 14, 2005 (incorporated herein by reference to Annex E to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.07*	Securities Purchase Agreement, dated December 9, 2004, between V. I. Technologies, Inc. and certain purchasers (incorporated herein by reference to Annex G to the Proxy Statement on Form 14A filed by V. I. Technologies, Inc. on February 15, 2005)

CUSIP No. 69811Q106	Schedule 13D/A	Page 10 of 12 Pages

Exhibit 99.08	Lock-up Agreement, dated September 28, 2005, between A. M. Pappas Life Science Ventures I, LP and SG Cowen & Co., LLC and Bear, Stearns & Co. Inc., as representatives of the underwriters

*	Previously filed.

CUSIP No. 69811Q106	Schedule 13D/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2005

A.M. Pappas & Associates, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner

AMP&A Management, LLC
By:	A.M. Pappas & Associates, LLC
Its:	Manager

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner, A.M. Pappas & Associates, LLC

A.M. Pappas Life Science Ventures I, L.P.
By:	AMP&A Management, LLC
Its:	General Partner
By:	A.M. Pappas & Associates, LLC
Its:	Manager

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner, A.M. Pappas & Associates, LLC

CUSIP No. 69811Q106	Schedule 13D/A	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.01*	Joint Filing Agreement between A.M. Pappas & Associates, LLC, AMP&A Management, LLC and A.M. Pappas Life Science Ventures I, L.P.

Exhibit 99.02*	Agreement and Plan of Merger among V. I. Technologies, Inc., Panacos Pharmaceuticals, Inc. and certain other stockholders of Panacos Pharmaceuticals, Inc., dated June 2, 2004 (incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.03*	Amendment No. 1 to Agreement and Plan of Merger, dated November 5, 2004 (incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.04*	Amendment No. 2 to Agreement and Plan of Merger, dated November 28, 2004 (incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.05*	Amendment No. 3 to Agreement and Plan of Merger, dated December 8, 2004 (incorporated herein by reference to Annex D to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.06*	Amendment No. 4 to Agreement and Plan of Merger, dated February 14, 2005 (incorporated herein by reference to Annex E to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.07*	Securities Purchase Agreement, dated December 9, 2004, between V. I. Technologies, Inc. and certain purchasers (incorporated herein by reference to Annex G to the Proxy Statement on Schedule 14A filed by V. I. Technologies, Inc. on February 15, 2005)

Exhibit 99.08	Lock-up Agreement, dated September 28, 2005, between A. M. Pappas Life Science Ventures I, LP and SG Cowen & Co., LLC and Bear, Stearns & Co. Inc., as representatives of the underwriters

*	Previously filed.